This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended	Filer: Telefónica, S.A. Issuer: Telefónica, S.A Subject of the offer: Telefónica Móviles, S.A. Commission File Number: 001-15158

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
 General Secretary and
Secretary of the Board of Directors
TELEFÓNICA, S.A.

TELEFÓNICA, S.A., pursuant to Section 82 of the Securities Market Act (Ley del Mercado de Valores), hereby communicates the Securities Market National Commission (Comisión Nacional del Mercado de Valores) the following

PUBLIC NOTICE

The Boards of Directors of TELEFÓNICA, S.A. and TELEFÓNICA MÓVILES, S.A. have agreed, in their meetings held today, the approval of a Merger Plan regarding the merger between TELEFÓNICA MÓVILES, S.A. and TELEFÓNICA, S.A., resulting in the extinction, upon dissolution without liquidation of TELEFÓNICA MÓVILES, S.A., and the en bloc transmission of its net worth to TELEFÓNICA, S.A., which shall acquire, by universal succession, all rights and obligations of TELEFÓNICA MÓVILES, S.A.

The exchange ratio for the shares of the companies participating in the merger, determined on the basis of the current value of the corporate assets of TELEFÓNICA MÓVILES, S.A. and TELEFÓNICA, S.A., shall be (with no supplemental cash compensation) of four (4) shares of TELEFÓNICA, S.A., each having a face value of one euro (€1), for every five (5) shares of TELEFÓNICA MÓVILES, S.A., each having a face value of fifty cents of euro (€0,50). Additionally, the Merger Plan sets forth the distribution by TELEFÓNICA MÓVILES, S.A. of an extraordinary dividend against the distributable reserves for a gross amount of euro 0.085 per share and an interim dividend, also extraordinary, against the result obtained from January 1 to March 28, 2006 for a gross amount of euro 0.35 per share.

In compliance with the terms of Section 226 of the Commercial Registry Regulations (Reglamento del Registro Mercantil), a copy of the Merger Plan, enclosed herewith as Annex 1, shall be filed with the Commercial Registry of Madrid.

Moreover, the press release to be distributed today by the Company is enclosed herewith as Annex 2.

All the above-mentioned is communicated for the relevant purposes in Madrid, on March 29, 2006.

Other than the information contained in this document, Telefónica, S.A. has not filed with the SEC any information relating to the merger of Telefónica, S.A. and Telefónica Móviles, S.A. (the "merger"). Telefónica, S.A. will be filing with the SEC an offering document for the merger and other relevant documents concerning the merger. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Telefónica, S.A. will be available free of charge from the Investor Relations office of Telefónica, S.A., located at Gran Vía, 28, 28013-Madrid, Spain. Telephone 011-34-91-584 47 00. PLEASE, READ THE DEFINITIVE OFFERING DOCUMENT CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

 ANNEX 1

Free translation of the Merger Plan originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.

MERGER PLAN OF TELEFÓNICA, S.A. AND TELEFÓNICA MÓVILES, S.A.

Madrid, March 29, 2006

Free translation of the Merger Plan originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.

For the purposes of the provisions of Sections 234, 235 and related sections of the Corporations Act, approved by Royal Legislative Decree no. 1564/1989, of December 22 (hereinafter referred to as the "Corporations Act"), the undersigned, in their capacity as members of the Boards of Directors of TELEFÓNICA, S.A. (hereinafter referred to as "TELEFÓNICA") and TELEFÓNICA MÓVILES, S.A. (hereinafter referred to as "TELEFÓNICA MÓVILES"), have drawn up the present merger plan (hereinafter referred to as the "Merger Plan" or the "Plan"), which shall be submitted for approval of the shareholders at their respective General Shareholders' Meetings pursuant to the provisions of Section 240 of the abovementioned Corporations Act. The contents of such Plan are as follows.

1. INTRODUCTION

  1.1. Reasons for the merger

  The situation in the telecommunications markets in general and in the mobile telecommunications markets in particular, has varied significantly in the last years. These changes in the competition environment, technology and clients' needs have brought about the convenience to amend the strategic model on which to base the growth of the business that TELEFÓNICA and TELEFÓNICA MÓVILES have been developing independently until now.

  Synthetically, these changes have been particularly apparent in the following areas:

    There have been major changes in the market and in competition, aimed at allowing the commercial distribution of combined offers including fixed and mobile telephony, broadband and audiovisual services that include (i) the appearance of great mobile operators that enjoy the benefits of scale and scope economies, (ii) the competition of operators that combine scale benefits with an integrated offer of fixed and mobile services, (iii) the appearance of several services providers without differentiating the network or device through which they are connecting, or (iv) regulatory changes, which are aimed at allowing the entry of new commercial competitors, thus encouraging the establishment of virtual mobile operators or increasing the broadband offer by making it compulsory to allow clients to use the access loop.

    Significant technological changes that can be summarised as follows: (i) a tendency to develop - fixed and mobile - telecommunication networks based on the so called "IP Protocol", in such a way that both the establishment of communication networks and the development of related services will develop in this IP environment, thus removing most of the barriers existing between mobile and fixed network services enabling significant scale economies in the future investments of these networks, together with the corresponding savings in networks and platforms; (ii) the development of new hybrid terminals that can connect fixed and mobile networks and access all types of multimedia contents; and (iii) the development of third generation mobile networks with voice, data, internet and multimedia contents.

    Finally, from the demand side, clients are starting to see mobile phones as an indispensable item in their voice communications, not only in terms of mobility. Likewise, the fast penetration of the use of the Internet is producing a considerable growth of broadband technology and an increasing demand for these means of access to be available from fixed or mobile terminals indistinctly. In conclusion, increasingly more and more clients demand services and solutions for communication, information and entertainment in their fixed broadband access and at the same time they require equivalent services and solutions through mobile telecommunications.

  The changes mentioned above have had a fundamental impact in fixed and mobile operators in the last few years, forcing them to make their business plans and their strategies progress in order to acquire a higher flexibility which allows a faster adaptation to the market and, consequently, a higher competitivity and future growth.

  In this context, the Boards of Directors of TELEFÓNICA and TELEFÓNICA MÓVILES believe that the focus in a strategy of higher orientation to clients' needs relating to communication, entertainment and information services as a whole and, more specifically, for each specific client segment, combining the communication platforms available in each market in the most optimum manner will produce a very positive effect, ensuring the growth in the penetration of mobile and fixed broadband services, and a higher clients' fidelity by means of a wider offer of new services and solutions, reinforcing the competitive position and allowing a greater acceleration of the growth pace, especially fundamental in markets with higher penetration. Likewise, it will increase the efficiency in the use of infrastructures, especially concerning the development of the fixed and mobile broadband, thus providing our clients with more possibilities of use and, therefore, more value to the shareholders of TELEFÓNICA and TELEFÓNICA MÓVILES and facilitating the achievement of a profitable and sustainable growth.

  The merger proposal between TELEFÓNICA and TELEFÓNICA MÓVILES responds to these needs of adapting their current business strategy to the new competitive environment described above. The Boards of Directors of both companies consider that the planned merger is the most efficient mechanism to face the new demands from clients, the technological change and the new competitive environment in the market, resulting into a higher value growth for the shareholders of TELEFÓNICA and TELEFÓNICA MÓVILES, and allowing the shareholders of TELEFÓNICA MÓVILES to become shareholders of TELEFÓNICA, thus consolidating the shareholding basis of both companies.

  1.2. Structure of the transaction

  The legal structure selected for the integration of businesses is a merger pursuant to the terms of Article 233 et. seq. of Corporations Law (Ley de Sociedades Anónimas). The planned merger will take place specifically through the acquisition of TELEFÓNICA MÓVILES (acquired company) by TELEFÓNICA (acquiring company), with the termination, through dissolution without liquidation, of the former company, and the en bloc transmission of all its assets to the latter company, which, through universal succession, will acquire the rights and obligations of TELEFÓNICA MÓVILES. As a result of the merger TELEFÓNICA MÓVILES's shareholders will receive and exchange of shares of TELEFÓNICA, pursuant to the terms specified below.

  The merger of TELEFÓNICA MÓVILES with the parent company of the TELEFÓNICA Group has notable advantages. The most pertinent ones consist of ensuring liquidity for TELEFÓNICA MÓVILES's shareholders, inasmuch as, in exchange, they will receive shares of TELEFÓNICA, which probably are the most liquid ones on the Spanish market.

  It is also noted that, within the framework of the planned merger and as a transaction aimed at reorganising its participation, it is foreseen that TELEFÓNICA purchases on the date hereof the stake of nine hundred and twenty seven million nine hundred and seventeen thousand six hundred and twenty (927,917,620) shares of TELEFÓNICA MÓVILES, which represent 21.427% of its share capital, that is currently owned by TELEFÓNICA INTERNACIONAL, S.A. Unipersonal, a company which, in turn, is wholly owned by TELEFÓNICA. This intra-group transfer allows that the shareholding stake of TELEFÓNICA in TELEFÓNICA MÓVILES becomes totally a direct participation, avoiding the creation of indirect treasury stock as a consequence of the merger. The transaction shall be carried out at the average market price of the TELEFÓNICA MÓVILES shares from the date of the initial public offering until the date of execution of this Merger Plan or, where appropriate, at the price authorised by the Spanish Stock Exchanges Company (Sociedad de Bolsas).

2. IDENTIFICATION OF THE ENTITIES PARTICIPATING IN THE MERGER

  2.1. TELEFÓNICA (Acquiring Company)

  TELEFÓNICA, domiciled in Madrid, at calle Gran Vía, nº 28, which was incorporated for an indefinite time by means of a public deed executed before the Notary Public of Madrid Mr. Alejandro Roselló Pastor, on April 19, 1924, with the number 141 of his files.

  TELEFÓNICA adjusted its by-laws to the Corporation Law in force by means of a public deed executed on July 10, 1990, before the Notary Public of Madrid Mr. Miguel Mestanza Fraguero.

  TELEFÓNICA is registered with the Commercial Registry of Madrid, at Volume 12.534, Folio 21, Page M-6164.

  TELEFÓNICA's Tax Identification number is A-28015865.

  2.2. TELEFÓNICA MÓVILES (Acquiring Company)

  TELEFÓNICA MÓVILES, domiciled in Madrid, at calle Goya 24, which was incorporated for an indefinite time by means of a public deed executed before the Notary Public of Madrid Mr. José Antonio Escartín, on February 14, 2000, with the number 582 of his files.

  TELEFÓNICA MÓVILES is registered with the Commercial Registry of Madrid, at Volume 14,837, Folio 155 of Section 8, Page M-246786.

  TELEFÓNICA MÓVILES's Tax Identification number is A-82573759.

3. MERGER EXCHANGE RATIO

The exchange ratio for the shares of the entities participating in the merger, which was determined on the basis of the current value of the corporate assets of TELEFÓNICA and TELEFÓNICA MÓVILES, will be as described hereinafter (with no supplemental cash compensation):

  Four (4) shares of TELEFÓNICA, each having a face value of one euro (€1), for every five (5) shares of TELEFÓNICA MÓVILES, each having a face value of fifty cents of euro (€0,50).

The determination of the exchange ratio has taken into consideration the dividends that both companies are expected to distribute, to which reference is made in Section 8 below.

Credit Suisse Securities (Europe) Limited, as TELEFÓNICA's financial advisor for this transaction, has expressed to the company's Board of Directors in its fairness opinion that the agreed-upon exchange ratio is equitable for TELEFÓNICA's shareholders. For TELEFÓNICA MÓVILES's part, Morgan Stanley & Co. Limited (financial advisor and assessor for this transaction) and Lehman Brothers Europe Limited (assessor for this transaction), have expressed to TELEFÓNICA MÓVILES's Board of Directors in its fairness opinion that the agreed-upon exchange ratio is equitable for TELEFÓNICA MÓVILES's shareholders other than its majority shareholder, TELEFÓNICA.

4. MERGER BALANCE SHEETS

For the purposes set forth in Section 239.1 of the Corporations Act, the balance sheets for the merger shall be deemed to be the balance sheets of TELEFÓNICA and TELEFÓNICA MÓVILES as of December 31, 2005. Such balance sheets have been prepared by the respective Boards of Directors on February 28 and 27, respectively, have been duly verified by the auditors of both companies and will be submitted for the approval of the shareholders at the General Shareholders' Meetings of each of the companies that must decide on the merger, prior to the adoption of the merger resolution itself.

5. PROCEDURE FOR THE EXCHANGE OF SHARES

  The procedure for the exchange of shares of TELEFÓNICA MÓVILES for shares of TELEFÓNICA shall be as follows:

      Once the merger has been approved at the General Shareholders' Meetings of both companies, the equivalent documentation referred to in Sections 26.1 d), 40.1 d) and related provisions of the Royal Decree 1310/2005, dated November 4, has been filed with the Comisión Nacional del Mercado de Valores (the Spanish National Securities Commission, hereinafter referred to as the "CNMV"), and the merger public deed has been recorded with the Commercial Registry of Madrid, the TELEFÓNICA MÓVILES shares will be exchanged for TELEFÓNICA shares.

      The exchange will take place beginning on the date indicated in the announcements to be published in one of the widely-circulated daily newspapers in Madrid, in the Official Gazettes of the Spanish stock exchanges and, as the case may be, in the Official Gazette of the Commercial Registry. A financial institution shall be appointed to act as an Agent for such purpose, and such institution shall be named in the above-mentioned announcements.

      The exchange of the TELEFÓNICA MÓVILES shares for TELEFÓNICA shares will take place through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Securities Registration, Clearing, and Liquidation Systems Management Company, also referred to as Iberclear) that are depositaries thereof, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree no. 116/1992, of February 14, and with the application of the provisions of Section 59 of the Corporations Act, to the extent applicable.

      Shareholders who hold shares representing a fraction of the number of TELEFÓNICA MÓVILES shares designated as the exchange ratio may purchase or transfer shares in order to exchange them in accordance with such exchange ratio. Notwithstanding the foregoing, the companies participating in the merger may establish mechanisms for the purpose of facilitating the implementation of the exchange for those TELEFÓNICA MÓVILES shareholders who own a number of shares which, according to the merger ratio, will not entitle them to receive a whole number of shares of TELEFÓNICA, including the appointment of a Fractional Agent.

      As a result of the merger, the TELEFÓNICA MÓVILES shares will become null and void.

It is noted for the record that, as of the date of this Plan, TELEFÓNICA is the holder, either directly or indirectly, of four thousand and three million nine hundred thousand seven hundred and forty nine (4,003,900,749) TELEFÓNICA MÓVILES shares, representing 92.457% of its share capital and that said participation, as set forth in Section 1.2 above, will be entirely direct on the date of execution of the merger. Therefore, pursuant to the provisions of Section 249 of the Corporations Act and of the regulations governing treasury stock, all the mentioned shares of TELEFÓNICA MÓVILES that will be held by TELEFÓNICA will not be exchanged for shares of TELEFÓNICA.

In addition, it is noted for the record that TELEFÓNICA MÓVILES holds up to date one thousand five hundred and ninety nine (1,599) of its own shares in treasury.

Additionally, regarding the hedging of TELEFÓNICA MÓVILES's stock options plan (MOS Plan), TELEFÓNICA MÓVILES has a call option over twenty million nine hundred fifty seven thousand seven hundred and eighty four (20,957,784) shares of TELEFÓNICA MÓVILES (the "Hedging Shares") owned by Caja de Ahorros y Pensiones de Barcelona and Banco Bilbao Vizcaya Argentaria, S.A., which were subscribed by such institutions in the terms of the reduced informative prospectus verified by the CNMV on September 28, 2001. MOS Plan ended on last January 3, 2006 and is currently under liquidation, which will conclude before the execution of the projected merger, without prejudice of which TELEFÓNICA will succeed TELEFÓNICA MÓVILES in any pending obligation resulting from the above-mentioned liquidation. TELEFÓNICA MÓVILES will use the number of Hedging Shares required for the liquidation of MOS Plan and the rest will be acquired by TELEFÓNICA MÓVILES by exercise of its call option against the above-mentioned financial institutions.

TELEFÓNICA MÓVILES's current shares in treasury, as well as those that may be acquired by TELEFÓNICA MÓVILES through the execution of the above-mentioned call option (at the most, in this latter case, 20,957,784 shares) will not be part of the exchange, in compliance with the provisions of Section 249 of the Corporations Act and related provisions.

6. INCREASE IN TELEFÓNICA'S SHARE CAPITAL

TELEFÓNICA will increase its share capital by the exact amount needed to make the exchange for TELEFÓNICA MÓVILES shares in accordance with the exchange equation established in this Merger Plan.

The increase will be carried out through the issuance of a precise number of shares, each having a face value of one euro (€1), belonging to the same single class and series as the current TELEFÓNICA shares, as represented by book-entry accounts, with the application, in any event, of the provisions of Section 249 of the Corporations Act. In particular, the TELEFÓNICA MÓVILES shares controlled by TELEFÓNICA will not be exchanged, and will be retired.

The maximum amount of the capital increase to be carried out by TELEFÓNICA pursuant to the established exchange ratio may be reduced through the delivery to TELEFÓNICA MÓVILES shareholders of shares held in TELEFÓNICA's treasury.

The difference between the net book value of the assets received by TELEFÓNICA by virtue of the merger covered by this Plan and the face value of the new shares issued by TELEFÓNICA - adjusted, if necessary, by the proportion represented by the new shares of the total shares delivered in exchange - shall be treated as additional paid-in capital.

Both the face value of such shares and the corresponding additional paid-in capital shall be entirely paid-up as a result of the en bloc conveyance of the corporate assets of TELEFÓNICA MÓVILES to TELEFÓNICA, which, through a general devise, shall acquire the rights and obligations of TELEFÓNICA MÓVILES.

7. DATE FROM WHICH THE SHARES DELIVERED IN EXCHANGE WILL CARRY THE RIGHT TO PARTICIPATE IN CORPORATE EARNINGS

The shares which may be issued by TELEFÓNICA in connection with the capital increase mentioned in Section 6 above, shall entitle their owners to participate in the corporate earnings obtained by TELEFÓNICA starting on January 1, 2006.

Previously existing TELEFÓNICA shares and shares delivered or issued in connection with the exchange will participate, with equal rights in proportion to the face value of each share, in distributions made after the public deed of merger is recorded with the Commercial Registry.

8. DIVIDENDS

For the preparation of this Merger Plan and the determination of the exchange ratio indicated in Section 3 above, the Boards of Directors of TELEFÓNICA and TELEFÓNICA MÓVILES have taken into consideration the following dividend-payment plans:

  TELEFÓNICA plans to make the following distributions:

    Payment of a euro 0.25 gross interim dividend per share, against the results of fiscal year ended on December 31, 2005, which will be paid on May 12, 2006. This dividend was approved by the Board of Directors at the meeting held on February 28, 2006 and communicated to the market on the same day.

    Those shareholders of TELEFÓNICA MÓVILES who become shareholders of TELEFÓNICA upon the merger will not benefit from said dividend. Consequently, it has been taken into consideration for the determination of the exchange ratio.

    As communicated to the market on February 28, 2006, the Board of Directors of TELEFÓNICA has the intention to distribute an additional gross dividend of euro 0.25 per share during year 2006, by means of the approval of the relevant corporate resolutions. This dividend will in any case be paid after the registration of the merger at the Commercial Registry of Madrid.

    In contrast to the dividend mentioned in paragraph (i) above, both the shareholders of TELEFÓNICA and those shareholders of TELEFÓNICA MÓVILES who will become shareholders of TELEFÓNICA upon the merger will benefit from this dividend. Consequently, this has not been taken into consideration for the determination of the exchange ratio.

  TELEFÓNICA MÓVILES plans to make the following distributions:

    Previously communicated dividend:

    Payment of a euro 0.205 gross dividend per share of TELEFÓNICA MÓVILES, charged against distributable profit for year 2005 and distributable reserves. The proposal of such distribution was approved by the Board of Directors during its meeting held on February 27, 2006 and communicated to the market on the following day. The effectiveness of the distribution is subject to the approval of the General Shareholders' Meeting of TELEFÓNICA MÓVILES. Said dividend is expected to be paid on July 21, 2006 and, in any case, before the merger between TELEFÓNICA and TELEFÓNICA MÓVILES is recorded with the Commercial Registry. Therefore, provided that only the shareholders of TELEFÓNICA MÓVILES will benefit from such distribution, this has been taken into consideration for the determination of the exchange ratio.

    Dividend proposed by the Board of Directors of TELEFÓNICA MÓVILES for its approval by the General Shareholders' Meeting, within the framework of negotiation between TELEFÓNICA and TELEFÓNICA MÓVILES, which effectiveness is subject to the approval of the projected merger by the General Shareholders' Meetings of both companies:

      Payment of a euro 0.085 gross dividend per share of TELEFÓNICA MÓVILES, charged against the issue premium reserve and other distributable reserves. The Board of Directors of TELEFÓNICA MÓVILES, during its meeting held on March 29, 2006, has agreed to submit this proposal to the General Shareholders' Meeting of TELEFÓNICA MÓVILES for its approval.

      Payment of a euro 0.35 gross interim dividend per share of TELEFÓNICA MÓVILES, charged against the results obtained from January 1 to March 28, 2006. The Board of Directors of TELEFÓNICA MÓVILES, during its meeting held on March 29, 2006, has agreed to submit this proposal to the General Shareholders' Meeting of TELEFÓNICA MÓVILES for its approval.

    Both of the two above-mentioned proposals are also subject to the approval of the merger by the General Shareholders' Meetings of both companies. In the event that such proposals are approved by the General Shareholders' Meeting of TELEFÓNICA MÓVILES, and upon fulfillment of the above-mentioned condition, the payment of the relevant dividends (jointly amounting to 0.435 gross euros per share of TELEFÓNICA MÓVILES) will be accomplished on the same date as the date foreseen for the payment of the previously communicated dividend, referred to in Section 8 (b) (i) above, i.e. on July 21, 2006. Consequently, only TELEFÓNICA MÓVILES's shareholders will benefit from this distribution and thus it has been taken into consideration for the determination of the exchange ratio.

  9. DATE OF THE ACCOUNTING EFFECTS OF THE MERGER

  January 1, 2006 is hereby established as the date from which the TELEFÓNICA MÓVILES transactions shall be deemed for accounting purposes to have taken place on behalf of TELEFÓNICA.

  10. SPECIAL RIGHTS

  There are no special TELEFÓNICA MÓVILES shares, nor any special rights, other than the shares. Nevertheless, it is noted that, as stated in Section 5 above, TELEFÓNICA MÓVILES's stock option plan (MOS Plan) ended on January 3, 2006 and is currently under liquidation, which will conclude prior to the execution of the projected merger, without prejudice of which TELEFÓNICA will succeed TELEFÓNICA MÓVILES as the entity bound by any possible pending obligation resulting from the above-mentioned liquidation.

  The TELEFÓNICA shares that are delivered to the TELEFÓNICA MÓVILES shareholders pursuant to the merger contemplated in this Plan shall not give the holders thereof any special rights whatsoever.

  11. BENEFITS EXTENDED TO DIRECTORS AND INDEPENDENT EXPERTS

  No benefits of any type shall be extended to the directors of any of the entities participating in the merger, or to the independent expert who participates in the merger process.

  12. TAX REGULATIONS

  The planned merger shall be governed by the tax regulations set forth in Chapter VIII of Title VII, and by the second supplemental provision of the Consolidated Text of the Corporate Income Tax Act, as approved by Royal Legislative Decree no. 4/2004.

  For this purpose, and pursuant to the provisions of Section 96 of the abovementioned Consolidated Text, the merger transaction will be reported to the Department of Economy and Finance in the manner established by the regulations.

  13. BY-LAWS AMENDENTS

  TELEFÓNICA's Board of Directors shall submit for the approval of the shareholders at the General Shareholders' Meeting of TELEFÓNICA wherein the merger is approved, the appropriate by-laws amendments pursuant to this Merger Plan.

  14. APPOINTMENT OF INDEPENDENT EXPERT

  Pursuant to the provisions of Section 236 of the Corporations Act, the directors of TELEFÓNICA and TELEFÓNICA MÓVILES shall ask the Commercial Registry of Madrid to appoint a single independent expert for the preparation of a single report on this Merger Plan and on the assets contributed by TELEFÓNICA MÓVILES to TELEFÓNICA as a result of the merger.

  15. ADMINISTRATIVE AUTHORIZATIONS

  The effectiveness of the planned merger shall be subject to the provision of notices and to the acquisition of the applicable relevant authorizations and registrations in Spain and in the other jurisdictions in which both companies are present.

  Pursuant to the provisions of Section 234 of the Corporations Act, the directors of TELEFÓNICA and TELEFÓNICA MÓVILES whose names appear below have signed and, through their signature, authenticated, this Merger Plan, in the form of three (3) original specimens, of identical form and content, which have been approved by the Boards of Directors of TELEFÓNICA and of TELEFÓNICA MÓVILES on March 29, 2006.

  BOARD OF DIRECTORS OF TELEFÓNICA, S.A.

_/s/ César Alierta Izuel	/s/Isidro Fainé Casas
Mr. César Alierta Izuel	Mr. Isidro Fainé Casas

/s/ Gregorio Villalabeitia Galarraga	/s/ David Arculus
Mr. Gregorio Villalabeitia Galárraga	Mr. David Arculus

/s/ Carlos Colomer Casellas	/s/ Alfonso Ferrari Herrero
Mr. Carlos Colomer Casellas	Mr. Alfonso Ferrari Herrero

/s/ Gonzalo Hinojosa Fernández de Angulo	/s/ Julio Linares López
Mr. Gonzalo Hinojosa Fernández de Angulo	Mr. Julio Linares López

/s/ Vitalino Manuel Nafría Aznar	/s/ Enrique Used Aznar
Mr. Vitalino Manuel Nafría Aznar	Mr. Enrique Used Aznar

/s/ Mario E. Vázquez
Mr. Mario E. Vázquez

  It is noted for the record that the Directors Messrs. José Fernando de Almansa Moreno-Barreda, Maximino Carpio García, Luis Lada Díaz, Antonio Massanell Lavilla and Antonio Viana-Baptista have abstained from participating in the deliberations and voting on the Merger Plan because they believe that they are subject to a potential conflict of interest. For this reason their signatures do not appear in this document.

  In addition, it is noted for the record that the Directors Messrs. Pablo Isla Álvarez de Tejera and Peter Erskine did not physically attend the meeting at which this Merger Plan was approved. Mr. Pablo Isla Álvarez de Tejera was represented by César Alierta Izuel and Mr. Peter Erskine attended the meeting through video-conference. For this reason, their signatures also do not appear in this document.

  BOARD OF DIRECTORS OF TELEFÓNICA MÓVILES, S.A.
/s/ Antonio Viana- Baptista D. Antonio Viana-Baptista	[He does not sign due to conflict of interest] __________________________ D. Enrique Corominas Vila
[He does not sign due to conflict of interest] __________________________ D. Luís Lada Díaz	/s/ Jose María Mas Millet D. José María Mas Millet
[He does not sign due to conflict of interest] _______________________________ D. José María Álvarez-Pallete López	/s/ Lars M. Berg D. Lars M. Berg
/s/ Miguel Canalejo Larraínzar D. Miguel Canalejo Larraínzar	[He does not sign due to conflict of interest] __________________________ D. Maximino Carpio García
[He does not sign due to conflict of interest] __________________________ D. Víctor Goyenechea Fuentes	[He does not sign due to conflict of interest] __________________________ D. Antonio Massanell Lavilla
/s/ Javier Echenique Landiríbar D. Javier Echenique Landiríbar	/s/ Alfonso Merry del Val Gracie D. Alfonso Merry del Val Gracie
[He does not sign due to conflict of interest] __________________________ D. Alejandro Burillo Azcárraga	[He does not sign due to conflict of interest] __________________________________ D. Fernando de Almansa Moreno-Barreda

  It is noted for the record that the proprietary Directors appointed at the request of Telefónica, S.A., i.e. Messrs. Corominas Vila, Lada Díaz, Álvarez-Pallete López, Carpio García, Goyenechea Fuentes, Massanell Lavilla, Burillo Azcárraga and Almansa Moreno-Barreda have abstained from participating in the deliberations and voting on the merger plan, and consequently have not signed it, because they believe that they are subject to a potential conflict of interest. For this reason the signatures of Messrs. Corominas Vila, Lada Díaz, Álvarez-Pallete López, Carpio García, Goyenechea Fuentes, Massanell Lavilla, Burillo Azcárraga and Almansa Moreno-Barreda do not appear in this document.

  In addition, it is noted for the record that Mr. Viana-Baptista, executive Director of Telefónica Móviles, S.A., has adhered to the unanimous decision of the independent Directors of Telefónica Móviles, S.A. and, consequently, has signed the present Merger Plan.

  ANNEX 2

Nota de Prensa Press Release

  29/03/06

  THE BOARDS OF DIRECTORS OF TELEFÓNICA AND TELEFÓNICA MÓVILES APPROVE THE MERGER PLAN

  Telefónica Móviles has accepted the proposed exchange ratio of 4 shares of Telefónica for every 5 shares of Telefónica Móviles.

  Prior to completion of the merger, Telefónica Móviles will also pay to its shareholders two special cash dividends for a total amount of 0.435 Euro per Telefónica Móviles share, in addition to the annual dividend of 0.205 Euro already proposed. The total amount of these three dividends (0,64 euros per share) will be paid on the 21st of July, before the exchange of the shares.

  The merger with Telefónica Móviles will improve Telefónica's flexibility to address future customer needs and facilitate further interaction between business lines.

  Madrid, March 29th 2006.- Following the proposal made on March 17th, 2006 by Telefónica to Telefónica Móviles to begin negotiations aimed at achieving a possible merger of both Companies, the Boards of Directors of Telefónica and Telefónica Móviles each met today and decided to approve the merger plan.

  The merger plan sets that the exchange ratio will be 4 shares of Telefónica of 1 Euro nominal value each for every 5 shares of Telefónica Móviles of 0.5 Euro nominal value each. The transaction is intended to be executed with treasury stock of Telefónica complemented by a capital increase.

  In addition, and prior to completion of the transaction, Telefónica Móviles will pay to its shareholders two special dividends for a total amount of 0.435 Euro in cash per Telefónica Móviles share. These additional payments are subject to the merger approval by both the General Shareholders Meetings of Telefónica Móviles and Telefónica. Telefónica Móviles will pay these special dividends in addition to the ordinary dividend of 0.205 Euro. The record payment date for all these dividends (0,64 Euro per share) will be on the 21st of July 2006, before the exchange of the shares.

  Telefónica S.A. will also pay its annual dividend of 0.25 Euro on the 12th of May 2006. Furthermore, the Board of Directors of Telefónica, as announced last 28th of February, has the intention to pay during the present fiscal year an additional dividend of 0.25 Euro per share aimed to present Telefonica's shareholders and to Telefónica Móviles's shareholders who became Telefónica's as a result of the merger.

  The transaction is another important step in Telefónica's strategic evolution. The merger will improve Telefónica's current positioning and enhance its ability to extract maximum value from its unique business platform, allow it to exploit better the growth from providing innovative information, communication and entertainment services to its customers and provide a more flexible Group structure from which to address future customer needs for converged services and other developments.

  During the past five years, the telecom industry has rapidly evolved. New demand drivers have emerged, with mobile becoming a daily need for people, increasingly substituting the use of traditional fixed line services, and broadband access more and more commonplace for all customers. Additional technology advances are creating new opportunities oriented towards the development of all-IP networks that allow efficient mobile and fixed broadband access in support of this enhanced connectivity and new value-added services. At the same time, market dynamics are becoming more challenging with fewer, larger players taking advantage of scale benefits and focused on the provision of combined offerings, but also as new niche players enter different growth sectors as regulation and technology evolves.

  This new context presents attractive growth opportunities to those companies able to anticipate and rapidly adapt to industry changes and customer needs. Telefónica has demonstrated a strong operating and financial track record in the face of these challenges in the past. The merger with Telefónica Móviles will enhance its potential to reach these objectives in the future and it will also improve Telefónica's capacity to respond to the needs of all its clients, adding value to Telefónica and Telefónica Moviles shareholders.

    Key dates in the merger process are as follows:

    Mid-Late May - Merger documentation will be made available
    Mid-Late June - Shareholder vote at AGM's of Telefónica and Telefónica Móviles
    July 21st 2006 - Record date for Telefónica Móviles ordinary (0,205 euros per share) and special (0,435 euros per share) dividends
    Early August - Closing

  Para más información / For further information
  Dirección de Comunicación Corporativa Tel: +34 91 584 09 20
  Press Office Fax: +34 91 532 71 18
  Gran Vía, 28 - 3ª Planta e-mail: prensa@telefonica.es
28013 - MADRID	Tel: +34 91 584 09 20 Fax: +34 91 532 71 18 e-mail: prensa@telefonica.es http://www.telefonica.es/saladeprensa